Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. COMPLETES CAN$10.3 MILLION
PRIVATE PLACEMENT

MONTREAL, Quebec, Canada, October 31, 2011 - Richmont Mines Inc. (TSX - NYSE Amex: RIC) (“Richmont” or the “Corporation”) announced today that it has completed a private placement (the “Private Placement”) of 980,500 common shares (“Common Shares”) at CAN$10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of CAN$10,295,250. In addition, the Private Placement entitles the Subscribers to 245,125 warrants to purchase additional Common Shares at an exercise price of CAN$13.00 per Common Share. The warrants may be exercised prior to December 31, 2012. All of the securities issued pursuant to the Private Placement are subject to a hold period of four months from the closing date in accordance with applicable Canadian securities laws. The Private Placement remains subject to the approval of the NYSE Amex. In connection with the Private Placement, Richmont paid financing fees totaling 4% of the gross proceeds.

The net proceeds of the Private Placement will be used to fund advance exploration work at Richmont’s Wasamac gold property, located 15 kilometers west of Rouyn-Noranda, Quebec.

Martin Rivard, President and CEO of Richmont Mines commented: “We are pleased that the Fonds de solidarité FTQ supports our ongoing exploration efforts at Wasamac, where we are completing a 45,000 metre drilling program in 2011. We are looking forward to updating our resources on this property in the fourth quarter of 2011, and subsequently to completing a preliminary economic assessment in the first quarter of 2012.”

This press release in not an offer or a solicitation of an offer of securities for sale in the United States. The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which will increase Richmont’s production to approximately 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES INC. COMPLETES CAN$10.3 MILLION PRIVATE PLACEMENT
October 31, 2011

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Glenn Massad
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 5863
E-mail: jaitken@richmont-mines.com	E-mail: glenn.massad@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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